# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Distribution Solutions Group, Inc., CIK 0000703604
CUSIP: 520776105
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 301 COMMERCE STREET, SUITE 1700, FORT WORTH, Texas (TX), 76102
Date of event which requires filing of this statement: 02/12/2025
Amends the filing with accession number 0001193125-23-304047
Filed by CIK 0000310051
Persons authorized to receive notices and communications: Jacob D. Smith, 301 Commerce Street, Suite 1600, Fort Worth, Texas (TX), 76102, (817) 332-3235

## Reporting persons
- LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,578,228; shared voting power 0; sole dispositive power 3,578,228; shared dispositive power 0; aggregate amount beneficially owned 3,578,228 (7.6% of the class)
- LKCM Investment Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 552,500; shared voting power 0; sole dispositive power 552,500; shared dispositive power 0; aggregate amount beneficially owned 552,500 (1.2% of the class)
- LKCM Micro-Cap Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 56,470; shared voting power 0; sole dispositive power 56,470; shared dispositive power 0; aggregate amount beneficially owned 56,470 (0.1% of the class)
- LKCM Core Discipline, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 23,182; shared voting power 0; sole dispositive power 23,182; shared dispositive power 0; aggregate amount beneficially owned 23,182 (0.1% of the class)
- LKCM Headwater Investments II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,184,652; shared voting power 0; sole dispositive power 1,184,652; shared dispositive power 0; aggregate amount beneficially owned 1,184,652 (2.5% of the class)
- LKCM Headwater II Sidecar Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LKCM Headwater Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 301 HW Opus Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 16,000,000; shared voting power 0; sole dispositive power 16,000,000; shared dispositive power 0; aggregate amount beneficially owned 16,000,000 (34.2% of the class)
- LKCM TE Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (17.1% of the class)
- Headwater Lawson Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,522,988; shared voting power 0; sole dispositive power 3,522,988; shared dispositive power 0; aggregate amount beneficially owned 3,522,988 (7.5% of the class)
- LKCM Headwater Investments IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,434,044; shared voting power 0; sole dispositive power 3,434,044; shared dispositive power 0; aggregate amount beneficially owned 3,434,044 (7.3% of the class)
- Luther King Capital Management Corporation (CIK 0000310051): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 36,357,588; shared voting power 0; sole dispositive power 36,357,588; shared dispositive power 0; aggregate amount beneficially owned 36,357,588 (77.6% of the class)
- J. Luther King, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 36,357,588; shared voting power 0; sole dispositive power 36,357,588; shared dispositive power 0; aggregate amount beneficially owned 36,357,588 (77.6% of the class)
- J. Bryan King: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 35,838,638; shared voting power 0; sole dispositive power 35,838,638; shared dispositive power 0; aggregate amount beneficially owned 35,838,638 (76.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Distribution Solutions Group, Inc.
Address of issuer's principal executive offices: 301 COMMERCE STREET, SUITE 1700, FORT WORTH, Texas (TX), 76102
Comment: This Amendment No. 29 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Distribution Solutions Group, Inc. (the "Issuer"). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a "group" under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 12, 2025, the Reporting Persons may be deemed to beneficially own 36,357,588 shares of Common Stock (which represents approximately 77.6% of the outstanding Common Stock based upon information obtained from the Issuer's Form 10-Q for the quarterly period ended September 30, 2024).
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole Shared Sole Shared
Voting Voting Dispositive Dispositive
Power Power Power Power
PDP 3,578,228 0 3,578,228 0
LIP 552,500 0 552,500 0
HW2 1,184,652 0 1,184,652 0
Sidecar 0 0 0 0
HWLI 3,522,988 0 3,522,988 0
HW3 0 0 0 0
HW4 3,434,044 0 3,434,044 0
Gexpro Investors 16,000,000 0 16,000,000 0
TestEquity Investors 8,000,000 0 8,000,000 0
Micro 56,470 0 56,470 0
Core 23,182 0 23,182 0
LKCM 36,357,588 0 36,357,588 0
J. Luther King, Jr. 36,357,588 0 36,357,588 0
J. Bryan King 35,838,638 0 35,838,638 0
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Effective February 12, 2025, PDP entered into a credit agreement and related security agreement with UMB Bank, n.a. ("UMB"), pursuant to which PDP granted UMB a pledge of, and security interest in, the shares of Common Stock held by PDP. Effective September 12, 2024, HWLI entered into a credit agreement and related security agreement with UMB, pursuant to which HWLI granted UMB a pledge of, and security interest, the shares of Common Stock held by HWLI.

## Signatures
- LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- LKCM Investment Partnership, L.P.: /s/ J. Luther King, Jr., Luther King, Jr. (02/14/2025)
- LKCM Micro-Cap Partnership, L.P.: s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- LKCM Core Discipline, L.P.: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- LKCM Headwater Investments II, L.P.: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- LKCM Headwater II Sidecar Partnership, L.P.: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- LKCM Headwater Investments III, L.P.: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- 301 HW Opus Investors, LLC: /s/ Jacob D. Smith, Jacob D. Smith, Vice President (02/14/2025)
- LKCM TE Investors, LLC: /s/ Jacob D. Smith, Jacob D. Smith, Vice President (02/14/2025)
- Headwater Lawson Investors, LLC: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- LKCM Headwater Investments IV, L.P.: /s/ J. Bryan King, J. Bryan King, President (02/14/2025)
- Luther King Capital Management Corporation: /s/ J. Bryan King, J. Bryan King, Principal and Vice President (02/14/2025)
- J. Luther King, Jr.: /s/ J. Luther King, Jr., J. Luther King, Jr. (02/14/2025)
- J. Bryan King: /s/ J. Bryan King, J. Bryan King (02/14/2025)